Exhibit 21 Subsidiaries of Registrant

Name	Parent Company	State of Incorporation

Atlantic Coast Bank	Atlantic Coast Financial Corporation	Maryland

Atlantic Coast Development Group, LLC	Atlantic Coast Financial Corporation	Florida